Exhibit (a)(13)

Form of Notice to Eligible Option Holders

Dear [employee’s first name]:

     As announced earlier by Craig Elliott, Packeteer is offering a stock option exchange program to all eligible employees. Because you hold outstanding eligible options, you are eligible to participate in the program. Below you will find information regarding your eligible options.

     On October      , 2001, the last reported sale price of our common stock on the Nasdaq National Market was $          per share. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your options. At the same time, you should consider that the current market price of our common stock may provide little or no basis for predicting what the market price of our common stock will be on the grant date of the new options or at any time in the future.

     For more information about this program, please visit Packeteer’s intranet site at http://packetweb.packeteer.com/Employee_Resources/index.cfm.

Regards,

Richard Jacquet

Human Resources Director

Options Eligible for Stock Exchange Program

Option
Grant Date of	Exercise Price	Total Number of Shares	Identification
Option	of Option	Subject to Option(1)	Number

(1) The total number of shares for which the option remains outstanding (i.e., for which the option has not been exercised).